UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

PAPERCLIP, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-5935535
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1 University Plaza, Hackensack, New Jersey	07601
(Address of registrant’s principal executive offices)	(Zip Code)

(201) 525-1221
(Registrant’s telephone number including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None.

Securities to be registered pursuant to Section 12(g) of the Act

Common Stock, $0.001 par value
(Title of class)

PAPERCLIP INC.
INFORMATION REQUIRED IN INFORMATION STATEMENT

Our Information Statement is Exhibit 99.1 to this Form 10-SB. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10-SB can be found in the Information Statement.

Part I

Item No.	Caption	Location in Information Statement
1.	Description of Business	“Summary”; “The Distribution”; “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; “Our Business”; and “Where You Can Find More Information”
2.	Management’s Discussion and Analysis or Plan of Operation	“Management’s Discussion and Analysis of Financial Condition and Results of Operations”
3.	Description of Property	“Our Business - Description of Property”
4.	Security Ownership of Certain Beneficial Owners and Management	“Beneficial Ownership of Our Common Stock”
5.	Directors and Executive Officers, Promoters and Control Persons	“Management”
6.	Executive Compensation	“Management”
7.	Certain Relationships and Related Transactions and Director Independence	“Certain Relationships and Related Transactions”
8.	Description of Securities	“Description of Capital Stock”

Part II

Item No.	Caption	Location in Information Statement
1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	“Summary”; “The Distribution”; “Dividend Policy”; and “Description of Capital Stock”
2.	Legal Proceedings	“Our Business - Legal Proceedings”
3.	Changes in and Disagreements with Accountants	“Our Business - Changes In and Disagreements with Accountants”
4.	Recent Sales of Unregistered Securities	Not Applicable
5.	Indemnification of Directors and Officers	“Management”

Part F/S

Item No.	Caption	Location in Information Statement

1	Financial Statement	“Index to Financial Statements” and the financial statements referenced thereon.

Part III

Exhibit Index

Exhibit Number	Description

3.1	Certificate of Incorporation of PaperClip, Inc.
3.2	Bylaws of PaperClip, Inc.
10.1	Assignment Agreement between China Dongsheng International, Inc. (formerly known as PaperClip Software, Inc.) and PaperClip, Inc.
23.1	Consent from Sobel & Co., LLC
23.2	Consent from Bagell Josephs Levine & Company, LLC.
99.1	Information Statement dated November 8, 2007

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PAPERCLIP INC.
Date:  November 8, 2007

/s/ William Weiss

By:     William Weiss
Title:   Chief Executive Officer